EXHIBIT 2.2

PLAN OF CONVERSION

This Plan of Conversion (this “Plan”) is adopted effective as of June 23, 2015, by LipimetiX Development, LLC, a Delaware limited liability company (the “Converting Entity”), to set forth the terms of the Converting Entity’s conversion into LipimetiX Development, Inc. (the “Resulting Entity”), pursuant to the provisions of Section 265 of the Delaware General Corporation Law (the “DGCL”).

BACKGROUND

A.           The Converting Entity is a limited liability company duly organized and existing under, and subject to the jurisdiction of the laws of the State of Delaware.  The Converting Entity’s address is 5 Commonwealth Rd., Suite 2A, Natick, Massachusetts 01760.  The outstanding capitalization of the Converting Entity consists of 1,000,000 Common Units and 5,000,000 Preferred Units (collectively, the “Equity Interests”).

B.           The Resulting Entity will be a corporation duly organized and existing under, and subject to the jurisdiction of, the laws of the State of Delaware.  The Resulting Entity’s address is 5 Commonwealth Rd., Suite 2A, Natick, Massachusetts 07160.

C.           The Managers of the Converting Entity deem it advisable, and in the best interests of the Converting Entity, that the Converting Entity be converted into the Resulting Entity as set forth in Section 265 of the DGCL (the “Conversion”).

D.           The Managers and members of the Converting Entity have approved the Plan and the Conversion by written consent duly adopted in accordance with the laws of the State of Delaware.

TERMS AND CONDITIONS OF THE CONVERSION

1. Resulting Entity.  At the Effective Time (as defined below), the Converting Entity will be converted into the Resulting Entity pursuant to Section 265 of the DGCL, and will be governed by and subject to the laws of the State of Delaware.  At the Effective Time, (i) the title to all property owned by the Converting Entity will continue to be owned in the same manner by the Resulting Entity without reversion or impairment, (ii) the Resulting Entity will continue to be subject to all the liabilities of the Converting Entity, and (iii) the membership interests in the Converting Entity will be converted into shareholdings in the Resulting Entity as set forth in Section 3 of this Plan.

2. Certificate of Incorporation and Bylaws.

(A) The Certificate of Incorporation in the form attached hereto as Exhibit A (the “Certificate”) will be the certificate of incorporation of the Resulting Entity and, upon the filing of a Certificate of Conversion (the “Certificate of Conversion”) with the Delaware Secretary of State, the Converting Entity will be converted into the Resulting Entity.

(B) The initial bylaws of the Resulting Entity (the “Bylaws”) will be the Bylaws in the form attached as Exhibit B.

3. Terms of Conversion.

(A) At the Effective Time, (i) each of the outstanding Common Units of the Converting Entity (other than the Common Units owned by The UAB Research Foundation (“UAB”)) will, automatically and without further act of the Converting Entity, the Resulting Entity or of any holder thereof, be extinguished and converted into one share of Class A-1 Common Stock of the Resulting Entity, with the rights, privileges and preferences set forth in the Certificate, (ii) each of the outstanding Common Units of the Converting Entity owned by UAB will, automatically and without further act of the Converting Entity, the Resulting Entity or of any holder thereof, be extinguished and converted into one share of Class A-2 Common Stock of the Resulting Entity, with the rights, privileges and preferences set forth in the Certificate, and (iii) each of the outstanding Preferred Units will automatically and without further act of the Converting Entity, the Resulting Entity or of any holder thereof be extinguished and converted into one share of Series A Preferred Stock of the Resulting Entity, with rights, privileges and preferences set forth in the Certificate.  At the Effective Time, each certificate, if any, evidencing ownership of one or more membership interests of the Converting Entity shall entitle the holder of such certificate to receive, upon surrender to the Resulting Entity, that number of shares of Class A-1 Common Stock, Class A-2 Common Stock or Series A Preferred Stock, respectively, of the Resulting Entity that the holder of such certificate is entitled to receive as set forth in this section.

(B) At the Effective Time, any outstanding rights to acquire Common Units of the Converting Entity upon the conversion of any outstanding indebtedness of the Company under the Unsecured Loan Agreement, dated as of September 1, 2014, by and between the Converting Entity and Capstone Therapeutics Corp. (the “Loan Agreement”), will, automatically and without further act of the Converting Entity, the Resulting Entity or of any other party to the Loan Agreement, be extinguished and converted into the right to receive the same number of shares of Class A-1 Common Stock of the Resulting Entity as the number of Common Units that the holder thereof would be entitled to receive under the Loan Agreement.  Without limiting the foregoing, the holder of the conversion rights under the Loan Agreement shall have the right to receive one share of Class A-1 Common Stock of the Resulting Entity for each Common Unit of the Converting Entity that such holder would otherwise have been entitled to receive pursuant to the terms and conditions of the Loan Agreement.

(C) At and after the Effective Time, all of the issued and outstanding Units held immediately prior to the Effective Time, will be cancelled and cease to exist.

4. Termination and Abandonment Amendment.  At any time before the Effective Time and for any reason, this Plan may be terminated and abandoned by the Managers of the Converting Entity.

5. Tax Reporting.  For federal and state income tax purposes the conversion of the Converting Entity into the Resulting Entity shall be reported as having occurred in the following manner:  First, the Converting Entity shall be treated as having contributed all of its assets and assigned all of its liabilities to the Resulting Entity in exchange for the capital stock of the Resulting Entity pursuant to Section 351 of the Internal Revenue Code of 1986, as amended; and second, immediately thereafter, the Converting Entity shall be treated as distributing such capital stock of the Resulting Entity in a liquidating distribution of the Converting Entity.  The parties shall report the transaction in a manner consistent with such characterization for all federal and state income tax purposes.  Such reporting is intended to be in compliance with U.S. Internal Revenue Service Revenue Ruling 2004-59.

6. Effective Time of Conversion.  The Effective Time of Conversion will be the date and time on which a Certificate of Conversion, substantially in the form set forth in Exhibit C, has been duly filed in the office of the Secretary of State of Delaware, after satisfaction of the requirements of the applicable laws of Delaware.

7. Miscellaneous.

(A)           Applicable Law.  THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS BY THE LAWS OF THE STATE OF DELAWARE AS APPLIED TO AGREEMENTS ENTERED INTO AMONG DELAWARE RESIDENTS.

[signature page follows]

The undersigned hereto has adopted this Plan of Conversion as of the day and year first above written.

LIPIMETIX DEVELOPMENT, LLC.,
a Delaware limited liability company

By:   /s/ Dennis I. Goldberg, Ph.D.
Its:   President